UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

31 January 2003

United Utilities PLC
(Names of Registrants)

Dawson House
Great Sankey, Warrington,
Cheshire, England, WA5 3LW
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F .......x...... Form 40-F ................

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .................. No .........x........

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

......................N/A.......................

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INDEX

1. North West Telco Welcomes BBC Digital Curriculum

2. Your Communications rings the changes with new breed of Director

3. Village wastewater works get a refit

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10th January 2003 PR.126 back to index

North West Telco Welcomes BBC Digital Curriculum

Your Communications, one of the leading supporters of developing online opportunities for learning, this week welcomed a controversial move by the Government to approve the BBC’s new £150 million Digital Curriculum.

The north west telecommunications company, that provides support for several major regional education online initiatives, sees the move by the BBC as ‘another factor’ that can help speed-up the take-up of broadband services.

Hugh Logan, the managing director of Your Communications, says: "There is no doubt that the take-up of broadband is clearly linked to the availability of useful content. Having access to the Digital Curriculum through home computers will be a major boon to hundreds of thousands of families as children tune into new learning opportunities as never before."

Your Communications is already a big supporter of education initiatives in the region supporting both the Cumbria and Lancashire Education Online (CLEO) and the North West Learning Grid projects. It is also supporting Net North West, the broadband conduit for universities and colleges in the region.

Logan adds: "We already know from the recent report published by the British Educational Communications and Technology Agency* (Becta) that young people gain an added edge by having early access to Information Communications Technology. What the BBC’s move will do is ensure that both parents and their children can access curriculum supporting content with ease and at speed."

Concern over the BBC’s initiative centres on the fact that its Digital Curriculum will provide stiff competition for some existing curriculum support content providers from the private sector, but Logan says: " I think there is room for a wide range of suppliers in this market and I know the Government has imposed a set of conditions on the BBC aimed at keeping the door open for other providers."

He adds: "From the work we are already involved in with CLEO and NWLG it is clear that local or regional content is important to those in the classroom and I have little doubt that this will remain the case. Whatever happens, we will continue to support the widest possible range of content providers as online learning continues to develop."

ENDS

[Editor’s note: The DfES funded a report by Becta called ImpaCT2 ‘The Impact of Information and Communication Technologies on Pupil Learning and Attainment which analysed the relationship between a pupil’s use of ICT and performance in national tests and GCSE’s. The report found a direct correlation between ICT use and enhanced grades. See www.becta.org.uk/extra/detail.cfm?extra_id=933 ]

Your Communications offers voice, data, mobile and Internet services to businesses throughout the UK. Its specialist sector teams offer complete communications packages tailored to fit specific businesses needs. It also offers wholesale products through selected telecoms resellers. Its parent company is United Utilities, a FTSE100 company.

Issued by TDM Marketing Associates on behalf of Your Communications

Media contact: Simon Shrouder

Tel: 01625 575 592

Email simon.shrouder@tdm.co.uk

Website: www.yourcommunications.co.uk

________________________________

07 January 2003 PR.120 back to index

Your Communications rings the changes with new breed of Director

Your Communications has appointed Gary Clarkson as its new Technical Director.

Formerly Operations Director at Your Communications, Gary spearheads a new department of 160 people that brings together IT, engineering and technical operations. He is responsible for the delivery and operation of Your Communications’ technology and infrastructure, both internally and externally.

Several departments will now report to Gary including Network Operations, Planning and Design, Major Programme Management, Business Solution Design and Information Services.

At 44 Gary has spent most of his working life in telecoms, including the last two at Your Communications. In his previous role as Operations Director at Your Communications Gary has been responsible for the smooth implementation of a major new Customer Support System that has significantly improved customer service across the business. He has also been instrumental in achieving closer interaction between the technical and account management departments that has resulted in an enhanced service to Your Communications’ customer base.

Before joining Your Communications he was head of national operations at NTL Network Services where he successfully integrated Cable & Wireless into the Group with maximum speed and minimum disruption. Prior to this Gary held a number of senior operational roles at Torch Communications, Kingston Communications and was head of Business Operations at Telewest.

"This is a new kind of post for Your Communications and is symbolic of the changes that have taken place here over the last 18 months. These changes have been focussed around technological convergence - not only within our customer base but also within the industry.

"My key objective is to develop the Technical Directorate into a service based, outwardly focused group that delivers value to our customers and sales people. I’ve always believed that businesses look for added value in their communication solutions. We can deliver this and that’s one of the reasons why we’re here to stay."

Gary, who is a keen runner and skier, is married with two children and currently lives in Hull, East Yorkshire.

HIGH RESOLUTION COLOUR PHOTOGRAPHY IS AVAILABLE ON REQUEST.

ENDS

Notes to editors

Your Communications offers voice, data, mobile and Internet services to businesses throughout the UK. Its specialist sector teams offer complete communications packages tailored to fit specific businesses needs. It also offers wholesale products through selected telecoms resellers. Its parent company is United Utilities, a FTSE100 company.

  Issued by TDM Marketing Associates on behalf of Your Communications.

  Media contact: Ed Beattie

  Tel: 01625 575 592

  Email: ed.beattie@tdm.co.uk

  Website: www.yourcommunications.co.uk

  ________________________________

VILLAGE WASTEWATER WORKS GET A REFIT back to index
JANUARY 3, 2003

  United Utilities is investing £1.3 million to help clean up the River Cocker as it flows through a small Cumbrian village.

  The old treatment works at Lorton, near Cockermouth – built in 1936 – is no longer suitable for the demands placed upon it.

  Replacing it had risen to near the top of United Utilities’ list of priorities and a scheme has been devised to build a new treatment works next to the old one.

  The new plant will be able to treat more wastewater to higher standards, helping to make the River Cocker cleaner.

  The site is well away from any houses, so residents will not be inconvenienced by the building work.

  Where feasible existing trees will be kept and new ones planted as the site is landscaped when the project nears completion.

  United Utilities' project manager Mick Connolly said: "The old works was so old we were really left with no alternative but to abandon it and provide a new treatment facility.

  – more –

  "While people in the village won't notice any difference in the service we provide, they will benefit from a cleaner river."

  Work has just started on the project and will be carried out on behalf of United Utilities by contractor HMB Alliance. It is expected to be completed in April 2003.

  The work at Lorton is part of United Utilities' £3 billion water quality and environmental improvement programme across the North West between 2000 and 2005 – the largest investment package of its kind in the country.

  – ends –

For further information, please contact Helen Masterton: 01925 233988 www.unitedutilities.com UUW-0002-01-03-RH

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  United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  United Utilities PLC

  Date: 31 January, 2003

  By Paul Davies

  Paul Davies

  Assistant Group Secretary
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